BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ 60.872.504/0001-23	NIRE 35300010230

A Publicly Listed Company

Authorized Capital: up to 2,000,000,000 shares

Subscribed and Paid-in Capital: 14,254,213,000.00 – 1,221,996,220 shares

ORDINARY GENERAL MEETING

OF APRIL 25 2007

On April 25 2006 at 3:00 p.m. the stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. met in the auditorium of the company’s head office at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa – 9th floor in the city and state of São Paulo for an ordinary general meeting as convened by the newspapers "Valor Econômico", April 10 (page C1), 11 (page C1) and 12 2007 (page C1) editions, and the "Diário Oficial do Estado de São Paulo", April 10 (page 23), 11 (page 27) and 12 2007 (page 34), with the following AGENDA:

1.

presenting the Management Report, Reports of the Fiscal Council, the Independent Auditors, the summary of the Report of the Audit Committee and to examine, for due deliberation, the balance sheets, other accounting statements and explanatory notes for the fiscal year ending December 31 2006;

2.	deciding as to the distribution of the net income for the fiscal year;
3.	electing the members of the Board of Directors and the Fiscal Council;
4.

setting the amount to be allocated for the compensation of members of the Board of Executive Officers and the Board of Directors and the Advisory and International Advisory Boards, and the compensation of the Fiscal Council’s councilors.

With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock and, additionally, members of the company’s management, a member of its fiscal council, a member of its Audit Committee and representatives of PricewaterhouseCoopers Auditores Independentes, the meeting was declared in session, its presidency, in accordance with statutory provisions, being assumed by Dr. Roberto Egydio Setubal, the Chief Executive Officer, who invited the stockholder Carlos Roberto Zanelato to act as secretary, thus forming the meeting’s presiding officials. The shareholder Philomeno Imóveis e Participações S.A. delivered a letter, duly registered by the Chair.

Opening the agenda, those present were informed that the Balance Sheet, other Statements of Accounts, Explanatory Notes, Management Report, summary of the Report of the Audit Committee and the Opinions of the Fiscal Council and the Independent Auditors, relative to the fiscal year ended on December 31 2006, had been published in the March 20 2007 edition of the newspapers "Valor Econômico" (pages E3 to E12) and "Diário Oficial do Estado de São Paulo" (pages 47 to 56 and 85 to 94), thus eliminating the need to publish the notice pursuant to Article 133 of Law 6404/76. The President further explained that similar documents relating to the semester ending June 30 2006, had been announced in the same way in the August 25 2006, editions of the “Valor Econômico” (pages E5 to E11).

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Ordinary General Meeting of April 25, 2007

Following analysis and discussion of the first two items on the agenda, in relation to the management accounts and the distribution of the net income for the fiscal year, the members of the General Meeting decided, with the abstention of the management and the shareholder, Elizabeth Cruz de Oliveira and with the dissenting vote of the shareholder, Philomeno Imóveis e Participações S.A.:

a)

to approve the management accounts and ratify the distribution of the net income for the fiscal year, as proposed by management in the said accounting statements, except in relation to dividends and interest on equity capital for account of the 2006 fiscal year, the effective amount of which was R$ 2,217,336,655.01, and in relation to the distribution to the Statutory Reserves in the amount of R$ 4,260,836,355.74, which shall be distributed as follows: R$ 1,588,162,132.93 to “the Reserve for Dividend Equalization”, R$ 909,986,522.63 to “the Reserve for the Reinforcement of Working Capital” and R$ 1,762,687,700.18 to “the Reserve for Capital Increases in Affiliated Companies”;

b)	ratify the decisions of the Board of Directors with respect to interim payments of dividends and interest on equity capital incorporated in the mandatory dividend for the fiscal year 2006.

The President then announced that it was incumbent upon the Meeting to establish the numbers to sit on the Board of Directors, elect its members for the next annual term of office to expire when those elected by the ordinary general meeting 2008 take up their positions, as well as establishing the global and annual amounts for the compensation of the companies’ statutory bodies (Board of Officers, Board of Directors, Advisory Board and International Advisory Board).

The President further explained that no request had been made for the adoption of the multiple voting system for electing members of the Board of Directors, He then requested the opinion of the minority common and preferred stockholders as to exercising their right to elect a Board Director, and mandated by paragraph 4, article 141 of Law 6,404/76. In the absence of any manifestation with respect to exercising this right, the President raised the question of the composition of the Board of Directors.

The stockholder, Dr. Henri Penchas, as representative of the stockholder Itaúsa – Investimentos Itaú S.A., requested the floor to propose:

a)	the provision of 17 (seventeen) positions on the Board of Directors by:
(i)

electing the stockholder ALFREDO EGYDIO SETUBAL, Brazilian, married, administrator, Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 13th floor in the city and state of São Paulo;

(ii)

reelecting the current Directors: ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled at Av. Paulista, 1294, 5th floor, in the city and state of São Paulo; ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled at Av. Sansão Alves dos Santos, 102 – 5th floor, in the city and state of São Paulo; CARLOS DA CAMARA PESTANA, Portuguese, married,

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Ordinary General Meeting of April 25, 2007

lawyer, bearer of Brazilian foreign resident’s identity card RNE-SE/DPMAF-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 10th floor in the city and state of São Paulo; FERNÃO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled at Av. Brigadeiro Faria Lima, 3400 – 4th floor in the city and state of São Paulo; GERALDO JOSÉ CARBONE, Brazilian, married, economist, bearer of Brazilian identity card (RG/SSP-SP) number 8.534.857, enrolled in the Brazilian tax register (CPF) under number 952.589.818-00, domiciled at Avenida Dr. Chucri Zaidan 246, 18th floor, in the city and state of São Paulo; GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economy, Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled at Rua Estados Unidos, 498, in the city and state of São Paulo; HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor in the city and state of São Paulo; JOSÉ CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Itaúsa, in the city and state of São Paulo; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Terraço, in the city and state of São Paulo; OLAVO EGYDIO SETUBAL, Brazilian, married, electrical engineer, bearer of Brazilian identity card RG-SSP/SP number 505.516, enrolled in the Brazilian tax register (CPF) under number 007.773.588-91, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Itaúsa, in the city and state of São Paulo; PERSIO ARIDA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-SSP/SP number 4.821.348, enrolled in the Brazilian tax register (CPF) under number 811.807.138-34, domiciled at 48, Evelyn Gardens, Flat 11, London, United Kingdom; ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 10th floor, in the city and state of São Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73, 8th floor, in the city and state of São Paulo; SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 3th floor, in the city and state of São Paulo; and TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, graduate in business administration and accounting, bearer of Brazilian identity card RG-SSP/MG number M-525.840, enrolled in the Brazilian tax register (CPF) under number 163.170.686-15, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Metrô in the city and state of São Paulo.

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Ordinary General Meeting of April 25, 2007

(iii)

reelecting the Director GUILLERMO ALEJANDRO CORTINA, Argentine, married, banker, bearer of United States passport number 403758854, enrolled in the Brazilian tax register (CPF) under number 232.341.518-22, domiciled at 4743 Binford’s Ridge Road, Charlotte, North Carolina, United States of America, by indication of the Bank of America Corporation;

2)

maintain the global and annual amount for payment of the compensation of members of the below-mentioned statutory bodies for up to R$ 55,000,000.00 (fifty-five million Reais), the said amount to be allocated as follows: a) R$ 20,000,000.00 to the Board of Directors, Advisory Board and the International Advisory Board; b) R$ 35,000,000.00 to the Board of Executive Officers, the compensation of management also being payable by subsidiary companies,

All corroborative documentation indicating the necessary conditions for eligibility of the above persons having been verified as correct pursuant to Articles 146 and 147 of Law 6,404/76, to National Monetary Council Resolution 3,041/02 and Article 3 of the Brazilian Securities Commission (CVM) Instruction 367/02, and having been discussed and voted, the proposals tabled by the stockholder Itaúsa – Investimentos Itaú S.A. were approved, with the abstention of the elected members and the stockholders Elizabeth Cruz de Oliveira and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

Subsequently, the President informed the meeting that the final item on the general meeting’s agenda was the election of the Fiscal Council for the next annual term of office, as well as the compensation of the Fiscal Councilors.

The Secretary recorded that the shareholder, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, at this Meeting represented by its attorney-in-fact, Dr. Matheus Corredato Rossi, had indicated for election, as representatives of the preferred stockholders, as effective member of the Fiscal Council MARCOS ANDRADE REIS VILLELA, Brazilian, married, engineer, bearer of Brazilian identity card number RG-SSP/MG 852.058, enrolled in the Brazilian tax register (CPF) under number 003.782.596-87, domiciled at Av. Atlântica, 762 – apto. 901, in the city and state of Rio de Janeiro, and as his alternate, PAULO ALBERTO SCHIBUOLA, Brazilian, married, engineer, bearer of Brazilian identity card number RG-SSP/SP 3.258.983, enrolled in the Brazilian tax register (CPF) under number 059.674.658-04, domiciled at Rua Jerônimo da Veiga, 164 – 13° andar – conjunto B, in the city and state of São Paulo, who presented the substantiating documentation indicating the necessary preconditions for eligibility pursuant to Article 162 of Law 6,404/76 and to Resolution 3,041/02 of the National Monetary Council.

The President, having put the proposal of the stockholder, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI to the meeting for examination and voting, the said proposal was approved by the holders of the preferred shares, with the abstention of the shareholder, Adriana Souza Silva and several funds, represented at this meeting by Dr. Cintia Silva Carneiro.

Subsequently, Dr. Henri Penchas, still representing the stockholder Itaúsa – Investimentos Itaú S.A., proposed:

a)

to reelect as members of the Fiscal Council, as representatives of the majority stockholders, Professor IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of identity RG/CORECON–1ª Região number 4587, enrolled in the Brazilian tax register (CPF) under number 035.001.957-68, domiciled in the city and state of São Paulo at Av. Prof. Luciano Gualberto, 908 – FEA-3–Cidade Universitária, and Dr. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of identity RG/CORECON 1ª Região number 2808-8,

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Ordinary General Meeting of April 25, 2007

enrolled in the Brazilian tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. Rio Branco, 45 – sala 1914, and as their respective alternates, Dr. JOSÉ MARCOS KONDER COMPARATO, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 1.446.416, enrolled in the Brazil tax register (CPF) under number 005.902.588-34, domiciled in the city and state of São Paulo at Rua dos Caetés, 619 – 2nd floor and Dr. WALTER DOS SANTOS, Brazilian, married, administrator, bearer of Brazilian identity card number RG-SSP/SP 2.111.724, enrolled in the Brazilian tax register (CPF) under number 005.726.838-04, domiciled in the city and state of São Paulo at Rua Nelo Bini, 155 – apto. 131, who presented the substantiating documentation indicating the necessary preconditions for eligibility pursuant to Article 162 of Law 6,404/76 and to Resolution 3,041/02 of the National Monetary Council;

b)	to maintain at R$ 10,000.00 (ten thousand Reais) and R$ 4,000.00 (four thousand Reais), respectively, the monthly fees due to the Fiscal Council’s effective members and alternates.

Submitted to the examination and vote, the proposal of the stockholder, Itaúsa – Investimentos Itaú S.A. was unanimously approved.

Consequently, the President declared the Fiscal Council duly installed to operate until the Ordinary General Meeting of 2008, and to be made up as follows:

FISCAL COUNCIL

Effective Members

IRAN SIQUEIRA LIMA

ALBERTO SOZIN FURUGUEM

MARCOS DE ANDRADE REIS VILLELA

Alternate Members

JOSÉ MARCOS KONDER COMPARATO

WALTER DOS SANTOS

PAULO ALBERTO SCHIBOULA

Concluding the agenda, the Meeting unanimously decided to published the Meeting’s minutes omitting the names of the stockholders present pursuant to Paragraph 2, Article 130 of Law 6,404/76, and the President notified the floor that those elected to the Board of Directors and the Fiscal Council would be vested in their positions following ratification of their names by the Central Bank of Brazil.

With the agenda complete, the President thanked the presence of all and declared the meeting closed, requesting that these minutes be duly transcribed. These having been read and approved, were signed by all the stockholders present. São Paulo-SP, April 25 2007. (signed) Roberto Egydio Setubal – President; Carlos Roberto Zanelato – Secretary; ......

ALFREDO EGYDIO SETUBAL

Investor Relations Officer